GOLD STANDARD REPORTS ADDITIONAL INFILL DRILLING SUCCESS AT THE PINION OXIDE GOLD DEPOSIT,

CARLIN TREND, NEVADA

Resource expansion potential remains open to the east and west at Pinion

June 6, 2018 – Vancouver, B.C. – Gold Standard Ventures Corp. (TSX: GSV; NYSE AMERICAN: GSV) (“Gold Standard” or the “Company”) today reported the completion of the 2018 infill drilling program at the Pinion oxide gold deposit on its 100%-owned/controlled Railroad-Pinion Project in Nevada’s Carlin Trend. The infill and geotechnical program included 13,111m of drilling in 127 holes (refer to Pinion plan and section maps at the following link - https://goldstandardv.com/lp/Pinion-June2018-drill-maps/). Results from another 43 Pinion holes are summarized below.

Key Highlights from Pinion:

•	On the southwest side of Pinion, seven RC holes (PR18-92, -93, -95, -96, -97, -98 and -99) returned near-surface intercepts that are higher-grade than predicted by the resource model, and outside the current highwall of the resource pit. Intercepts include 12.2m of 1.14 g Au/t in PR18-97; 15.2m of 1.42 g Au/t, including 6.1m of 3.18 g Au/t in PR18-98; and 12.2m of 0.79 g Au/t in PR18-99. These intercepts are step-outs to the north and west from PR18-52 (22.9m of 1.17 g Au/t, including 12.2m of 1.73 g Au/t); PR18-29 (32.0m of 0.68 g Au/t, including 10.7m of 1.38 g Au/t); and PR18-42 (22.9m of 0.53 g Au/t) (see May 8, 2018 news release). Collectively, these southwest Pinion drill intercepts suggest near-surface, oxide resource expansion potential exists to the south and west of the deposit, where mineralization remains open.

•	On the east side of Pinion, PR18-72 intersected 50.3m of 0.48 g Au/t; PR18-73 intersected 19.8m of 0.62 g Au/t; PR18-74 intersected 77.7m of 0.54 g Au/t, including 9.1m of 1.90 g Au/t and 6.1m of 1.36 g Au/t; and PR18-76 intersected 16.8m of 1.27 g Au/t including 4.6m of 3.84 g Au/t. These oxide intercepts are hosted within a thicker portion of the multilithic host horizon and extend mineralization below the current resource model.

•	Also, on the east side of Pinion, PR18-78 intersected 56.4m of 0.69 g Au/t, including 6.1m of 1.42 g Au/t; PR18-84 intersected 118.3m of 0.43 g Au/t, including 12.2m of 1.28 g Au/t; and PR18-85 intersected 86.9m of 0.50 g Au/t, including 24.4m of 1.05 g Au/t. These intercepts are thicker and higher-grade than predicted by the resource model and are located immediately behind the current highwall of the resource pit.

•	Drill holes PR18-72, -73, -74, -76, -78, -84 and -85 established continuity of mineralization at depth and to the east, in addition to confirming a thicker multilithic breccia host section than predicted by the resource model. These holes suggest resource expansion potential exists to the east of the deposit.

Jonathan Awde, CEO and Director of Gold Standard commented: “The Pinion development drill program has certainly more than met our expectations when it comes to resource confirmation. The next resource estimate later this year should report a higher grade as well as upgrading inferred material to measured and indicated. The unexpected bonus is that these latest 43 holes have confirmed that the deposit also remains open near surface to the west, south and east. It is clear to us that the Pinion deposit will continue to grow beyond this year.”

This year’s US$25.8 million program includes an estimated 74,800m of RC and core drilling in 381 holes (see February 26, 2018 news release). Of this amount, Dark Star and Pinion infill drilling is expected to account for approximately 40,800m in 296 holes while exploration should add another 34,000m of drilling in 85 holes. The current status of this work is as follows:

•	22 RC holes and one core hole totaling 4,113m, have been completed at Jasperoid Wash where a new oxide gold deposit was discovered in 2017. Drilling this year will reduce spacings and provide the requisite data for a maiden resource estimate by the end of 2018. Assay results are pending for all 2018 drill holes.

•	156 infill and development drill holes, totaling 18,038m, have been completed at the Dark Star and Pinion oxide gold deposits. With this news release, results have now been reported for 128 of the 156 holes that have been completed. Approximately 140 drill holes remain as part of the Dark Star development program. Geotechnical characterization studies are underway at Dark Star and Pinion to determine the pit slope angles appropriate for the project.

•	Also on the exploration front, eight RC scout holes, totaling 3,626m, have been completed on new exploration targets west of Dixie and west of the Dark Star deposit, for which assays results are awaited.

Pinion drill results are as follows:

Drill Hole	Method	Azimuth	Incl.	TD (m)	Intercept (m)	Thickness (m)	Grade (g Au/t)
PR18-31	RC		-90	36.6	0-13.7	13.7	0.71
Including					7.6-13.7	6.1	1.14
PR18-32	RC		-90	79.2	4.6-22.9	18.3	0.60
					62.5-70.1	7.6	1.14
PR18-33	RC		-90	73.2	0-3.1	3.1	0.24
PR18-34	RC	270	-81	79.2	No assays >0.14 g Au/t
PR18-35	RC		-90	54.9	No assays >0.14 g Au/t
PR18-36	RC		-90	39.6	3.1-21.3	18.2	0.25
PR18-37	RC		-90	48.8	15.2-18.3	3.1	0.16
PR18-38	RC		-90	67.1	No assays >0.14 g Au/t
PR18-39	RC		-90	42.7	19.8-25.9	6.1	1.03
PR18-67	RC		-90	30.5	No assays >0.14 g Au/t
PR18-68	RC	90	-84	147.8	111.3-144.8	33.5	0.59
Including					120.4-128.0	7.6	1.02
PR18-69	RC		-90	51.8	7.6-35.0	27.4	0.29
					47.2-51.8	4.6	0.34
PR18-70	RC	270	-60	61.0	0-9.1	9.1	0.25
					16.8-22.9	6.1	0.18
					30.5-39.6	9.1	0.15
					51.8-54.9	3.1	0.40
PR18-71	RC	270	-73	195.1	115.8-173.8	58.0	0.44
Including					128.0-132.6	4.6	1.39
PR18-72	RC	270	-77	243.8	140.2-190.5	50.3	0.48
					210.3-214.9	4.6	0.27
					222.6-243.9	21.3	0.29
PR18-73	RC	90	-82	225.6	138.7-158.5	19.8	0.62
					198.2-225.6	27.4	0.34
PR18-74	RC	270	-82	207.3	129.6-207.3	77.7	0.54
Including Including					134.2-143.3	9.1	1.90
					152.4-158.5	6.1	1.36

PR18-75	RC	270	-81	201.2	143.3-147.9	4.6	0.45
					154.0-192.1	38.1	0.38
PR18-76	RC	90	-85	210.3	164.6-179.8	15.2	0.33
Including					187.5-204.3	16.8	1.27
					189.0-193.6	4.6	3.84
PR18-77	RC	270	-70	207.3	141.7-190.5	48.8	0.56
PR18-78	RC	90	-83	237.7	48.8-54.9	6.1	0.23
Including					70.1-71.6	1.5	1.82
					108.2-120.4	12.2	0.21
					181.4-237.8	56.4	0.69
					199.7-205.8	6.1	1.42
					224.1-234.8	10.7	1.02
PR18-79	RC	90	-69	131.1	89.9-118.9	29.0	0.62
					89.9-102.1	12.2	1.06
PR18-80	RC	270	-71	111.3	80.7-88.4	10.7	1.07
PR18-81	RC		-90	77.7	10.7-47.3	36.6	0.65
					53.4-54.9	1.5	0.21
					59.5-61.0	1.5	0.30
PR18-82	RC	90	-80	79.2	41.2-59.5	18.3	0.26
					71.6-73.1	1.5	0.27
PR18-83	RC		-90	132.6	100.6-109.7	9.1	0.43
PR18-84	RC	90	-80	237.7	105.2-224.1	118.9	0.43
Including					117.4-129.6	12.2	1.28
PR18-85	RC	90	-87	169.2	82.3-169.2	86.9	0.50
Including					82.3-106.7	24.4	1.05
PR18-86	RC		-90	76.2	0-1.5	1.5	0.41
Including					41.1-51.8	10.7	1.43
					42.7-47.3	4.6	2.51
PR18-87	RC		-90	61.0	35.1-42.7	7.6	1.28
PR18-88	RC		-90	54.9	3.1-35.1	32.0	0.46
PR18-89	RC		-90	67.1	10.7-16.8	6.1	0.21
					35.1-41.2	6.1	0.45
					54.8-59.4	4.6	0.29
PR18-90	RC		-90	42.7	0-22.9	22.9	0.65
Including					10.7-16.8	6.1	1.77
PR18-91	RC	270	-69	112.8	62.5-70.1	7.6	0.99
PR18-92	RC	90	-62	91.4	62.5-88.4	25.9	0.46
PR18-93	RC		-90	76.2	0-3.1	3.1	0.25
					39.6-48.7	9.1	0.55
					54.9-67.1	12.2	0.48
PR18-94	RC		-90	76.2	No assays >0.14 g Au/t
PR18-95	RC		-90	82.3	0-4.6	4.6	0.16
					51.8-57.9	6.1	0.72
PR18-96	RC		-90	76.2	0-3.1	3.1	0.24
					44.2-47.3	3.1	0.74
					59.5-68.6	9.1	0.61
PR18-97	RC		-90	97.5	65.5-77.7	12.2	1.14
Including					65.5-71.6	6.1	2.12
PR18-98	RC		-90	106.7	0-3.1	3.1	0.66
Including					36.6-51.8	15.2	1.42
					39.6-45.7	6.1	3.18

PR18-99	RC	-90	76.2	0-3.1	3.1	0.31
				30.5-42.7	12.2	0.79
PR18-100	RC	-90	85.3	51.8-80.8	29.0	0.46
Including				70.1-76.2	6.1	1.14

Gold intervals reported in this table were calculated using a 0.14 g Au/t cutoff. Weighted averaging has been used to calculate all reported intervals. True widths are estimated at 70-90% of drilled thicknesses.

Don Harris, Gold Standard’s Senior Development Geologist stated: “Thinking beyond the PEA currently in progress, the completion of the Pinion program reduced drill spacing on the project to 30m. This will be a key driver in moving the resource to measured and indicated status for prefeasibility studies planned in 2019. At present assays remain outstanding on metallurgical core drilling (27 holes) at Pinion. Material from these holes will be used to further the metallurgical studies on the project, including high pressure grind roll crushing currently under review. Initial results suggest positive impacts to the recovery aspects of the Pinion project.”

Sampling Methodology, Chain of Custody, Quality Control and Quality Assurance

All sampling was conducted under the supervision of the Company’s project geologists and the chain of custody from the project to the sample preparation facility was continuously monitored. A blank, certified reference material, or rig duplicate was inserted approximately every tenth sample. The samples were delivered to Bureau Veritas Mineral Laboratories preparation facility in Elko, NV or American Assay Laboratories Inc. in Sparks, NV where they were crushed and pulverized. Resulting sample pulps were shipped to Bureau Veritas certified laboratory in Sparks, NV or Vancouver, BC, or remained with American Assay Laboratories Inc. in Sparks, NV. Pulps were digested and analyzed for gold using fire assay fusion and an atomic absorption spectroscopy (AAS) finish on a 30-gram split. Over limit gold assays were determined using a fire assay fusion with a gravimetric finish on a 30-gram split. All other elements were determined by ICP analysis. Data verification of the analytical results included a statistical analysis of the standards and blanks that must pass certain parameters for acceptance to insure accurate and verifiable results. Final drill collar locations are surveyed by differential GPS by Apex Surveying, LLC of Spring Creek, Nevada.

The scientific and technical content contained in this news release have been reviewed, verified and approved by Steven R. Koehler, Gold Standard’s Manager of Projects, BSc. Geology and CPG-10216, a Qualified Person as defined by NI 43-101, Standards of Disclosure for Mineral Projects.

ABOUT GOLD STANDARD VENTURES – Gold Standard is an advanced stage gold exploration company focused on district scale discoveries on its Railroad-Pinion Project, located within the prolific Carlin Trend. The 2014 Pinion and Dark Star gold deposit acquisitions offer Gold Standard a potential near-term development option and further consolidates the Company’s premier land package on the Carlin Trend. The Pinion deposit has a resource estimate prepared in accordance with NI 43-101 consisting of an Indicated Mineral Resource of 31.61 million tonnes grading 0.62 g/t Au, totaling 630,300 ounces of gold and an Inferred Resource of 61.08 million tonnes grading 0.55 g/t Au, totaling 1,081,300 ounces of gold, using a cut-off grade of 0.14 g/t Au. The Dark Star deposit, 2.1 km to the east of Pinion, has a resource estimate prepared in accordance with NI 43-101 consisting of an Indicated Mineral Resource of 15.38 million tonnes grading 0.54 g/t Au, totaling 265,100 ounces of gold and an Inferred Resource of 17.05 million tonnes grading 1.31 g/t Au, totaling 715,800 ounces of gold, using a cut-off grade of 0.2 g Au/t. The North Bullion deposit, 7 km to the north of Pinion, has a resource estimate prepared in accordance with NI 43-101 consisting of an Indicated Mineral Resource of 2.92 million tonnes grading 0.96 g/t Au, totaling 90,100 ounces of gold and an Inferred Resource of 10.97 million tonnes grading 2.28 g/t Au, totaling 805,800 ounces of gold, using a cut-off grade of 0.14 g Au/t for near surface oxide and 1.25 to 2.25 g Au/t for near surface sulfide and underground sulfide respectively.

Neither the TSX nor its regulation services provider nor the NYSE AMERICAN Exchange accepts responsibility for the adequacy or accuracy of this news release.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This news release contains forward-looking statements, which relate to future events or future performance and reflect management’s current expectations and assumptions. Such forward-looking statements reflect management’s current beliefs and are based on assumptions made by and information currently available to the Company. All statements, other than statements of historical fact, included herein including, without limitation, statements about our potential near-term development option are forward looking statements. By their nature, forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause our actual results, performance or achievements, or other future events, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements.  Risk factors affecting the Company include, among others: the results from our exploration programs, global financial conditions and volatility of capital markets, uncertainty regarding the availability of additional capital, fluctuations in commodity prices; title matters; and the additional risks identified in our filings with Canadian securities regulators on SEDAR in Canada (available at www.sedar.com) and with the SEC on EDGAR (available at www.sec.gov/edgar.shtml). These forward-looking statements are made as of the date hereof and, except as required under applicable securities legislation, the Company does not assume any obligation to update or revise them to reflect new events or circumstances.

CAUTIONARY NOTE FOR U.S. INVESTORS REGARDING RESERVE AND RESOURCE ESTIMATES

All resource estimates reported by the Company were calculated in accordance with the Canadian National Instrument 43-101 and the Canadian Institute of Mining and Metallurgy Classification system. These standards differ significantly from the requirements of the U.S. Securities and Exchange Commission for descriptions of mineral properties in SEC Industry Guide 7 under Regulation S-K of the U. S. Securities Act of 1933. In particular, under U. S. standards, mineral resources may not be classified as a “reserve” unless the determination has been made that mineralization could be economically and legally produced or extracted at the time the reserve determination is made. Accordingly, information in this press release containing descriptions of the Company’s mineral properties may not be comparable to similar information made public by US public reporting companies.

On behalf of the Board of Directors of Gold Standard,

“Jonathan Awde”

Jonathan Awde, President and Director

FOR FURTHER INFORMATION PLEASE CONTACT:
Jonathan Awde
President
Tel: 604-669-5702
Email: info@goldstandardv.com
Website: www.goldstandardv.com